UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

Natural Resource Partners L.P.
(Name of Issuer)
Common Units of Limited Partnership Interests
(Title of Class of Securities)
63900P 10 3
(CUSIP Number)
Wyatt L. Hogan
Natural Resource Partners L.P.
601 Jefferson Street, Suite 3600
Houston, Texas 77002
(713) 751-7507
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 20, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63900P 10 3	13D/A	Page	2	of	8	Pages

1	NAME OF REPORTING PERSON WESTERN POCAHONTAS PROPERTIES LIMITED PARTNERSHIP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a): ☑
(b): ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,279,860 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

17,279,860 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,279,860 Common Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.3%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	63900P 10 3	13D/A	Page	3	of	8	Pages

1	NAME OF REPORTING PERSON CORBIN J. ROBERTSON, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a): ☑
(b): ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	7	SOLE VOTING POWER

NUMBER OF		302,656 Common Units (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,382,245 Common Units (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		302,656 Common Units

WITH	10	SHARED DISPOSITIVE POWER

22,382,245 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,684,901 Common Units*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.4%*

14	TYPE OF REPORTING PERSON

IN
* See Item 5.
1. Corbin J. Robertson, Jr. may be deemed to beneficially own the 101,770 Common Units owned by Western Pocahontas Corporation, the 31,540 Common Units held by Barbara Robertson, Mr. Robertson’s spouse, and the 52 Common Units held by QMP Inc.
2. Corbin J. Robertson, Jr. may be deemed to beneficially own the 17,279,860 Common Units owned by Western Pocahontas Properties Limited Partnership and the 5,102,385 Common Units held by Western Bridgeport, Inc. Mr. Robertson’s address is 601 Jefferson Street, Suite 3600, Houston, Texas 77002. See Item 5.

CUSIP No.	63900P 10 3	13D/A	Page	4	of	8	Pages

1	NAME OF REPORTING PERSON WESTERN POCAHONTAS CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a): ☑
(b): ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS

	7	SOLE VOTING POWER

NUMBER OF		101,770 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,279,860 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		101,770 Common Units

WITH	10	SHARED DISPOSITIVE POWER

17,279,860 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,381,630*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.4%*

14	TYPE OF REPORTING PERSON

CO
* See Item 5.
1. Western Pocahontas Corporation may be deemed to beneficially own the 17,279,860 Common Units owned by Western Pocahontas Properties Limited Partnership as its general partner.

Item 1. Security and Issuer.
          This amendment No. 7 to the Schedule 13D, which was amended and restated on November 21, 2007 is filed by Corbin J. Robertson, Jr., Western Pocahontas Properties Limited Partnership and Western Pocahontas Corporation (collectively, the “Reporting Persons”), which constitute a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This schedule relates to the common units representing limited partner interests (the “Common Units”) of Natural Resource Partners L.P., a Delaware limited partnership (the “Partnership”), which as its principal executive offices at 601 Jefferson Street, Suite 3600, Houston, Texas 77002.
          Except as amended or supplemented hereby, the information in the Amended and Restated Schedule 13D is as set forth therein.
Item 3. Source and Amount of Funds or Other Consideration.
          Item 3 is hereby amended by the deletion of the text thereof and replacing it with the following text:
          Western Pocahontas Corporation holds the general partner interest in Western Pocahontas Properties Limited Partnership and, as such, may be deemed to beneficially own the Common Units held by that entity. Corbin J. Robertson, Jr. is the controlling shareholder of Western Pocahontas Corporation and, as such, may be deemed to beneficially own the Common Units held by Western Pocahontas Corporation as well as Western Pocahontas Properties Limited Partnership. Corbin J. Robertson is also the controlling shareholder of Western Bridgeport, Inc. and the sole shareholder of QMP Inc. and, as such, may be deemed to beneficially own the Common Units held by those entities, respectively. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Robertson disclaims the beneficial ownership of the Common Units held by Western Pocahontas Corporation, Western Pocahontas Properties Limited Partnership, Western Bridgeport, Inc. and QMP Inc.
          On September 20, 2010, the Partnership entered into a Contribution Agreement (the “Contribution Agreement”) by and among the Partnership, its general partner, NRP (GP) LP, Western Pocahontas Properties Limited Partnership, Great Northern Properties Limited Partnership, New Gauley Coal Corporation and NRP Investment L.P. (collectively, but excluding the issuer, the “IDR Holders”) whereby the IDR Holders collectively contributed all of the incentive distribution rights representing limited partner interests in the issuer (the “IDRs”) to the issuer in exchange for the issuance by to the IDR Holders of 32,000,000 Common Units.
          Immediately following the issuance, NRG (GP) LP distributed all of the Units it received to its owners pro rata, including 3,793,800 Common Units to Western Pocahontas Properties Limited Partnership. Western Pocahontas Properties Limited Partnership thereafter distributed to its owners all of the Common Units it received pursuant to the Contribution Agreement as well as the Common Units it received pursuant to the distribution by NRG (GP) LP, including 101,770 Common Units to Western Pocahontas Corporation and 516,483 Common Units to Quintana WPP Holdings, L.P., which subsequently distributed all of the Common Units it received to its owners pro rata, including 129,069 Common Units to Corbin J. Robertson, Jr. NRP Investment L.P. distributed all of the Common Units it received pursuant to the Contribution Agreement as well as the NRP (GP) LP distribution, including 67 Common Units to Robertson Coal Management LLC. GP Natural Resource Partners LLC distributed all of the 158 Common Units it received pursuant to the NRP (GP) LP distribution to Robertson Coal Management LLC. Robertson Coal Management LLC then distributed the aggregate 225 Common Units it received to Corbin J. Robertson, Jr.
          In relevant part, the Contribution Agreement and the subsequent distributions resulted in a net increase in Unit ownership of: a) 0 Common Units for Western Pocahontas Properties Limited Partnership L.P., b) 101,770 Common Units for Western Pocahontas Corporation, and c) 129,294 Common Units for Corbin J. Robertson, Jr.
Item 5. Interest in Securities of the Issuer.
          Item 5 is hereby amended by deleting the text thereof and replacing it with the following:
(a)	Corbin J. Robertson, Jr. may be deemed to beneficially own the 17,279,860 Common Units owned by Western Pocahontas Properties Limited Partnership, the 101,770 Common Units held by Western Pocahontas Corporation the 5,102,385 Common Units held by Western Bridgeport, Inc., and the 52 Common Units held by QMP Inc. Mr. Robertson may also be deemed to beneficially own the 31,540 Common Units held by Barbara Robertson, Mr. Robertson’s spouse. Collectively, these holdings represent 21.4% of all outstanding Common Units. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Robertson disclaims the beneficial ownership of the Common Units reported in this Item 5(a)(1).

(2) Western Pocahontas Properties Limited Partnership is the record and beneficial owner of 17,279,860 Common Units. These holdings represent 16.3% of all outstanding Common Units.

(3) Western Pocahontas Corporation is the record and beneficial owner of 101,770 Common Units. In its capacity as the general partner of Western Pocahontas Properties Limited Partnership, Western Pocahontas Corporation may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 17,279,860 Common Units. These holdings represent 16.4% of all outstanding Common Units.

(b)	The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. The members of the board of directors of Western Pocahontas Corporation, who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, the Units owned by Western Pocahontas Properties Limited Partnership, subject to certain exceptions.

(c)	On September 20, 2010, the Contribution Agreement and the subsequent distributions described in Item 3 above took effect. None of Mr. Robertson, Western Pocahontas Properties Limited Partnership nor Western Pocahontas Corporation has effected transactions in the Common Units in the past sixty days.

(d)	Not applicable.

(e)	Not applicable.
Item 7. Material to be filed as Exhibits.
          The following is added as an exhibit:

Exhibit 10.1	Contribution Agreement, dated September 20, 2010, by and among Natural Resource Partners L.P., NRP (GP) LP, Western Pocahontas Properties Limited Partnership, Great Northern Properties Limited Partnership, New Gauley Coal Corporation and NRP Investment L.P. incorporated by reference to Exhibit 10.1 to the Partnership’s Form 8-K filed with Commission on September 21, 2010.

SIGNATURES
          After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Date: September 28, 2010

WESTERN POCAHONTAS PROPERTIES LIMITED PARTNERSHIP BY: WESTERN POCAHONTAS CORPORATION, Its General Partner

By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Chief Executive Officer

WESTERN POCAHONTAS CORPORATION
By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Chief Executive Officer

CORBIN J. ROBERTSON, JR.
/s/ Corbin J. Robertson, Jr.